UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                            GreenHunter Energy, Inc.
             -------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, par value $0.001
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    39530A104
             -------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2008
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39530A104

1.    Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

      R. Atticus Lowe

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]
      (b) [ ]

3.    SEC Use Only

4.    Citizenship or Place of Organization

      United States

NUMBER OF          5. SOLE VOTING POWER                                       0
SHARES
BENEFICIALLY       6. SHARED VOTING POWER                             2,244,822
OWNED BY EACH
REPORTING          7. SOLE DISPOSITIVE POWER                                  0
PERSON WITH:
                   8. SHARED DISPOSITIVE POWER                        2,244,822

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      2,244,822

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.   Percent of Class Represented by Amount in Row (9)

      9.99%

12.   Type of Reporting Person (See Instructions)

      IN, HC

CUSIP No. 39530A104

1.    Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

      Lance W. Helfert

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]
      (b) [ ]

3.    SEC Use Only

4.    Citizenship or Place of Organization

      United States

NUMBER OF          5. SOLE VOTING POWER                                       0
SHARES
BENEFICIALLY       6. SHARED VOTING POWER                             2,244,822
OWNED BY EACH
REPORTING          7. SOLE DISPOSITIVE POWER                                  0
PERSON WITH:
                   8. SHARED DISPOSITIVE POWER                        2,244,822

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      2,244,822

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.   Percent of Class Represented by Amount in Row (9)

      9.99%

12.   Type of Reporting Person (See Instructions)

      IN, HC

CUSIP No. 39530A104

1.    Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

      Paul J. Orfalea

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]
      (b) [ ]

3.    SEC Use Only

4.    Citizenship or Place of Organization

      United States

NUMBER OF          5. SOLE VOTING POWER                                     648
SHARES
BENEFICIALLY       6. SHARED VOTING POWER                             2,244,822
OWNED BY EACH
REPORTING          7. SOLE DISPOSITIVE POWER                                648
PERSON WITH:
                   8. SHARED DISPOSITIVE POWER                        2,244,822

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      2,245,470

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.   Percent of Class Represented by Amount in Row (9)

      9.99%

12.   Type of Reporting Person (See Instructions)

      IN, HC

CUSIP No. 39530A104

1.    Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

      West Coast Asset Management, Inc.

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]
      (b) [ ]

3.    SEC Use Only

4.    Citizenship or Place of Organization

      California

NUMBER OF          5. SOLE VOTING POWER                                       0
SHARES
BENEFICIALLY       6. SHARED VOTING POWER                             2,244,822
OWNED BY EACH
REPORTING          7. SOLE DISPOSITIVE POWER                                  0
PERSON WITH:
                   8. SHARED DISPOSITIVE POWER                        2,244,822

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      2,244,822

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.   Percent of Class Represented by Amount in Row (9)

      9.99%

12.   Type of Reporting Person (See Instructions)

      CO, IA

CUSIP No. 39530A104

1.    Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

      West Coast Opportunity Fund, LLC

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]
      (b) [ ]

3.    SEC Use Only

4.    Citizenship or Place of Organization

      Delaware

NUMBER OF          5. SOLE VOTING POWER                                       0
SHARES
BENEFICIALLY       6. SHARED VOTING POWER                             2,074,234
OWNED BY EACH
REPORTING          7. SOLE DISPOSITIVE POWER                                  0
PERSON WITH:
                   8. SHARED DISPOSITIVE POWER                        2,074,234

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      2,074,234

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.   Percent of Class Represented by Amount in Row (9)

      9.99%

12.   Type of Reporting Person (See Instructions)

      OO

Item 1.

(a)   The name of the issuer is GreenHunter Energy, Inc. (the "Issuer").

(b) The principal executive offices of the Issuer are located at 1048 Texan Trail, Grapevine, Texas 76051.

Item 2.

(a) This Statement is being filed by (i) West Coast Opportunity Fund, LLC, a Delaware limited liability company (the "Fund"), (ii) West Coast Asset Management, Inc., a California corporation (the "Managing Member"), which serves as the managing member of the Fund, (iii) R. Atticus Lowe, a United States Citizen ("Lowe"), (iv) Lance W. Helfert, a United States Citizen ("Helfert"), and (v) Paul J. Orfalea, a United States Citizen ("Orfalea", and together with Lowe and Helfert, the "Principals", and all of the foregoing, collectively, the "Filers"). The Managing Member provides investment management services to the Fund (a private investment vehicle) and separately managed accounts, some of which are affiliated with the Filers (such accounts, the "Accounts"). The Fund and the Accounts directly own all of the shares reported in this Statement (other than the 648 shares owned directly by Orfalea). The Principals and the Managing Member may be deemed to share with the Fund and the Accounts (and not with any third party) voting and/or dispositive power with respect to such shares. Each Filer disclaims beneficial ownership with respect to any shares other than those owned directly by such Filer.

(b) The principal business office of the Filers is 1205 Coast Village Road, Montecito, California 93108.

(c)   For citizenship information see Item 4 of the cover page of each Filer.

(d) This Statement relates to the Common Stock, par value $0.001 per share, of the Issuer (the "Common Stock").

(e)   The CUSIP Number of the Common Stock is listed on the cover pages hereto.

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or
(c), check whether the person filing is a:

(a)  [ ]   Broker or dealer registered under section 15 of the Act (15 U.S.C.
           78o).

(b)  [ ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)  [ ]   Insurance company as defined in section 3(a)(19) of the Act (15
           U.S.C. 78c).

(d)  [ ]   Investment company registered under section 8 of the Investment
           Company Act of 1940 (15 U.S.C. 80a-8).

(e)  [ ]   An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)  [ ]   An employee benefit plan or endowment fund in accordance with
           240.13d-1(b)(1)(ii)(F);

(g)  [ ]   A parent holding company or control person in accordance with
           240.13d-1(b)(1)(ii)(G);

(h)  [ ]   A savings associations as defined in Section 3(b) of the Federal
           Deposit Insurance Act (12 U.S.C. 1813);

(i)  [ ]   A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)  [ ]   Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each Filer, and Item 2, which information is given as of December 31, 2008 and is based on 20,944,440 shares of Common Stock outstanding as of November 7, 2008, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 filed on November 14, 2008. The Accounts directly own 170,588 shares of Common Stock, Mr. Orfalea directly owns 648 shares of Common Stock and the Fund (i) directly owns 541,500 shares of Common Stock and (ii) has the ability to acquire an additional 1,532,734 shares of Common stock within 60 days through the exercise or conversion of derivative securities.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)   Not applicable.

(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2009

                         WEST COAST OPPORTUNITY FUND, LLC
                         WEST COAST ASSET MANAGEMENT, INC.
                         R. ATTICUS LOWE
                         LANCE W. HELFERT
                         PAUL J. ORFALEA

                         By: /s/ Linda Schuman
                             --------------------------------------------------
                         Name: Linda Schuman
                         Title: Chief Compliance Officer of the Managing Member (for itself and as Managing Member of the Fund) and Attorney-in-fact for each of the Principals